UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 27, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

BlackLine, Inc.

File No. 333-213899 - CF#33888

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BlackLine, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 30, 2016.

Based on representations by BlackLine, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through May 12, 2019
Exhibit 10.2	through September 25, 2018
Exhibit 10.4	through September 25, 2018
Exhibit 10.25	through December 31, 2022
Exhibit 10.26	through December 31, 2022
Exhibit 10.27	through December 31, 2022
Exhibit 10.28	through December 31, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary